Exhibit 12.2
American Airlines, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Income (loss) before income taxes	$3,244	$4,443	$4,668	$3,268	$(2,071)
Add: Total fixed charges (per below)	1,952	1,857	1,745	1,891	1,810
Less: Interest capitalized	49	45	52	61	47
Total earnings (loss) before income taxes	$5,147	$6,255	$6,361	$5,098	$(308)
Fixed charges:
Interest (1)	$1,037	$951	$848	$908	$774
Portion of rental expense representative of the interest factor	915	906	897	983	1,036
Total fixed charges	$1,952	$1,857	$1,745	$1,891	$1,810
Ratio of earnings to fixed charges	2.6	3.4	3.6	2.7	—
Coverage deficiency	$—	$—	$—	$—	$2,118

(1)	The twelve months ended December 31, 2014 includes non-cash interest accretion related to Bankruptcy Settlement Obligations.